SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 16% TO 9MCUSTOMERS

LOAD FACTOR RISES 7% POINTS TO 91%

Ryanair, Europe's favourite airline, today (5 May) released customer and load factor statistics for April as follows:

• Traffic grew 16% to 9m customers.

• Load factor rose 7% points to 91%.

• Rolling annual traffic to April grew 12% to 91.8m customers.

	Apr 14	Apr 15	Change
Customers	7.8M	9.0M	+16%
Load Factor	84%	91%	+7%

Ryanair Chief Marketing Officer, Kenny Jacobs said:

"Ryanair's April traffic grew by 16% to 9m customers, while our load factor jumped by 7% points to 91%, thanks to our lower fares, our stronger forward bookings and the continuing success of our "Always Getting Better" customer experience improvement programme, which continues to deliver better than expected load factors on our significantly expanded summer schedule.

Alongside our new routes, increased frequencies, Business Plus and Family Extra services, Ryanair customers can now look forward to further service enhancements, as we roll out Year 2 of our AGB programme in 2015, which includes a new website, new app, new cabin interiors, new crew uniforms, improved inflight menus, reduced fees, and great new digital features such as 'hold the fare' and price comparison services."

ENDS

For further information
please contact:          Robin Kiely                           Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212          Tel: +353-1-6789333
                           press@ryanair.com             ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 May 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary